UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRANT UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-163635

Wonder International Education & Investment Group Corporation

4-5/F, Xingke Building, 441 Huangshanlu, Hefei, Anhui, China
(Address of Principal Executive Offices)

86-0551-3687892

(Telephone number, including area code)

Common Stock
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)1 [ ] Rule 12h-3(b)(1)(I) [ ] Rule 12g-4(a)2 [_] Rule 12h-3(b)(1)(ii) [ ] Rule 15d-6 [_] Rule 15-15D [X]

Approximate number of holders of record as of the certification or notice date:
1,864

EXPLANATORY NOTE

The filer hereby withdraws the Form 15 filed on April 2, 2014.

1

Pursuant to the requirements of the Securities Exchange Act of 1934 Wonder International Education & Investment Group Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

April 23, 2015

By: /s/ Keith Wong Keith Wong Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3, and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The Registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel, or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.